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                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                 Washington, DC 20549

                                      FORM 10-SB

                     GENERAL FORM FOR REGISTRATION OF SECURITIES
                    OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
                   OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934




                             TECHNOR INTERNATIONAL, INC.
--------------------------------------------------------------------------------
                    (Name of small business issuer in its charter)


            Nevada                                         52-2032380
---------------------------------------------    -------------------------------
 (State or other jurisdiction of                        (I.R.S. Employer
  incorporation or organization)                        Identification No.)


Industrivagen 2, S-19162, Sollentuna, Sweden
---------------------------------------------    -------------------------------
(Address of Principal Executive Offices)                    (Zip Code)


                                  46(0) 8-5449-0000
--------------------------------------------------------------------------------
                   (Issuer's telephone number, including area code)


        Securities to be registered under Section 12(b) of the Exchange Act:

           Title of Each Class           Name of Each Exchange on Which
           to be so Registered           Each Class is to be Registered
           -------------------           ------------------------------

                 None

         Securities to be registered under Section 12(g) of the Exchange Act:


                       Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                                   (Title of Class)


--------------------------------------------------------------------------------
                                   (Title of Class)

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ITEM 1.        DESCRIPTION OF BUSINESS

GENERAL

          Technor International, Inc. ("Technor" or the "Company") promotes, markets, offers, sells, supports, assigns and distributes GSM technologies for positioning and telematics in all territories outside of Africa, north of the Sahara. In that regard, the Company has entered into a relationship with Wasp International (Pty) Ltd., a South African Corporation ("Wasp") which is a license agreement pursuant to the provisions of which the Company will market, support, distribute and sell GSM positioning and telematics technology systems which enable users to determine the position of an object, or remotely control objects equipped with the necessary hardware and software components using the existing GSM cellular networks. CellPoint Systems AB ("CellPoint") is a wholly-owned subsidiary of Technor focusing on the worldwide application of the Company's technologies for digital cellular (GSM) communication and positioning systems. The technology is marketed under the name "CellPoint System".

          The Company has entered into a 25-year license agreement with Wasp, which has developed and refined technology used within the GSM networks for positioning and telematics. This agreement, in exchange for shares in Technor, grants a license (the "License") to Technor to market, promote, offer, sell, install, distribute, support and assign the Wasp technologies to non-South African territories north of the Sahara Desert and in first instance, in Europe. Technor also has the right to receive further developments of this technology including enhancements and new versions. In connection with the License, Technor has acquired a 25% ownership interest in Wasp, together with an option to acquire the remaining 75% of the shares prior to June 30, 1999.

          The Company was organized on February 28, 1997, as a Nevada corporation, pursuant to the provisions of General Corporation Law of Nevada. The principal business address and telephone numbers of the Company are Industrivagen 2, S-191 62, Sollentuna, Sweden, telephone +46 (0)8 5449-0000, facsimile +46 (0)8 5449 0005. The Company maintains a website at www.technorinc.com.

RISK FACTORS

          LIMITED HISTORY OF THE COMPANY. The Company has limited operating history upon which an evaluation of the Company's prospects can be made. The Company's prospects must be considered keeping in mind the risks, expenses, and difficulties frequently encountered in the establishment of a new business in an ever changing industry and the research, development, manufacture, commercialization, distribution, and commercialization of technology, procedures, and products and related technologies. There can be no assurance that unanticipated technical or other problems will not occur which would result in material delays in product commercialization or that the efforts of the Company will result in successful product commercialization. There can be no assurance that the Company will be able to achieve profitable operations.

          GOING CONCERN OPINION. The report of the Company's independent accountants, Ohrlings Coopers & Lybrand AB on the Company's financial statements for the fiscal year ended June 30, 1998, includes a statement that the Company is a developmental stage company, with no revenues, which has sustained losses from operations since inception. The auditors have stated that there is substantial doubt about the ability of the Company to continue as a going concern. Investors in the Company's shares should review carefully the report of Ohrlings Coopers & Lybrand. There can be no assurances that the Company will be able to continue as a going concern.

          SPECULATIVE INVESTMENT. The business objectives of the Company must be considered speculative, and there is no assurance the Company will satisfy those objectives. No assurance can be given that the stockholders of the Company will realize a substantial return on their purchase of shares, or any return whatsoever, or the stockholders of the Company will not lose their investments in the Company completely.



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          LIQUIDITY.  The Company may require additional cash to implement its business strategies, including cash for (i) payment of increased operating expenses; and (ii) further implementation of those business strategies. Such additional capital may be raised through additional public or private financings, as well as borrowings and other resources. To the extent that additional capital is raised through the sale of equity or equity-related securities, the issuance of such securities could result in dilution to the Company's stockholders. No assurance can be given, however, that the Company will have access to the capital markets in the future, or that financing will be available on acceptable terms to satisfy the cash requirements of the Company to implement its business strategies. The inability of the Company to access the capital markets or obtain acceptable financing could have a material adverse effect on the results of operations and financial conditions of the Company. The Company may be required to raise substantial funds. If adequate funds are not available, the Company may be required to curtail operations significantly or to obtain funds through entering into arrangements with collaborative partners or others that may require the Company to relinquish rights to certain of its technologies or product candidates that the Company would not otherwise relinquish. The Company's forecast of the period of time through which its financial resources will be adequate to support its operations is a forward-looking statement that involves risks and uncertainties, and actual results could vary as a result of a number of factors, including those described in these Risk Factors.

          RELIANCE ON MANAGEMENT.   The Company is dependent on the efforts and
abilities of its senior management. The loss of various members of that management could have a material adverse effect on the business and prospects of the Company. The members of the Board of Directors of the Company believe that all commercially reasonable efforts have been made to minimize the risks attendant with the departure by key personnel from the service of the Company. There is no assurance, however, that upon the departure of key personnel from the service of the Company that replacement personnel will cause the Company to operate profitably.

          LOSS ON DISSOLUTION OF THE COMPANY. In the event of dissolution of the Company, the proceeds realized from the liquidation of the Company's assets, if any, will be distributed to the stockholders of the Company only after satisfaction of claims of the Company's creditors. The ability of a stockholder to recover all or any portion of his or her purchase price for the shares in that case will depend on the amount of funds realized and the claims to be satisfied therefrom.

          DEPENDENCE ON WASP. The Company is dependent on Wasp initially for commercial quantities of the GSM Terminal Units ("GT-1" and "GT-3"). Inasmuch as the capacity for certain services and components by Wasp may be limited, the inability of the Company, for economic or other reasons, to continue to receive commercial quantities of the GT-1 and GT-3 hardware from Wasp could have a material adverse effect on the Company. The Company has a supply agreement with Wasp stipulating that the Company will purchase GSM Terminal Units from Wasp whenever Wasp can supply them on competitive terms, but the Company can contract to have the GSM Terminal Units manufactured by another supplier. There can be no assurance that the alternate source of GSM Terminal Units will be available in commercial quantities, and the lack of any such alternate source could have a material adverse effect on the Company.

          The Company currently does not have any commercial operations of the CellPoint System. There can be no assurance that the CellPoint System will achieve a significant degree of market acceptance, and that acceptance, if achieved, will be sustained for any significant period or that product life cycles will be sufficient (or substitute products developed) to permit the Company to recover start-up and other associated costs. Failure of the CellPoint System to achieve or sustain market acceptance could have a material adverse effect on the business, financial conditions, and results of operations of the Company.

          LIMITATIONS IN THE WASP LICENSE. The License granted by Wasp to the Company is exclusive for the Nordic countries (Sweden, Finland, Norway and
Denmark).   The License also extends to  the world outside of Africa, north of the Sahara Desert, but exclusivity is granted in any country only upon the Company's completion of a distribution arrangement with a cellular service provider in that country.


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There can be no assurance that the Company will be successful in completing such arrangements with cellular service providers.

          The Company currently owns 25% of the outstanding shares of Wasp. The Company has an option to purchase the remaining 75% of Wasp before June 30, 1999. If the Company purchases the balance of the Wasp shares, the License will become exclusive for all areas outside of Africa. The agreement with Wasp provides that the purchase price for the balance of the Wasp shares is US $15,000,000. The purchase price is payable by US$3,000,000 in cash and the balance in Common Stock of the Company based on the average market price of the Company's Common Stock for the ten trading days preceding the exercise of the option. If the Company does not exercise the option to purchase the balance of the shares of Wasp by June 30, 1999, Wasp has the right to re-evaluate the exclusivity of the License, based on the performance of the Company. Further, if the Company does not purchase 100% of the shares of Wasp, the contract with Wasp is for 25 years and renewable in 5-year periods thereafter, enabling the Company to maintain a long-term right to market, sell, distribute and support the technology. Either the Company or Wasp may cancel the License after 25 years upon one-year's written notice. There can be no assurances that the License will continue beyond the initial 25-year period.

          TECHNOLOGICAL FACTORS. The market for the CellPoint System and cellular telecommunications products is characterized by rapidly changing technology which could result in product obsolescence or short product life cycles. Similarly, the industry is characterized by continuous development and introduction of new products and technology to replace outdated products and technology. There can be no assurance that competitors will not develop technologies or products that render the CellPoint System obsolete or less marketable. The Company and Wasp may be required to satisfy evolving industry or customer requirements, which could require the expenditure of significant funds and resources, and the Company does not have a source or commitment for any such funds and resources.

          INTENSE COMPETITION. Competition in the telecommunications industry is intense. The Company is aware that other companies and businesses market, promote and develop technologies and products which could be competitive with the CellPoint System. There may exist other technologies and products that are functionally equivalent or similar to the CellPoint System. The Company expects that companies or businesses which may have developed or are developing such technologies and products, as well as other companies and businesses which have the expertise which would encourage them to develop and market competitive products and technology, may attempt to develop technology and products directly competitive with the CellPoint System. Many of these competitors have greater financial and other resources than the Company.

          The telecommunication and cellular telephone industries continue to undergo rapid change, and competition is intense and is expected to increase. There can be no assurance that competitors have not or will not succeed in developing technologies and products that are more effective than any which Wasp is developing or which would render the CellPoint System obsolete and noncompetitive. Many of the competitors of the Company have substantially greater experience, financial resources and marketing capabilities than the Company.

          RISK OF PRODUCT LIABILITY; POTENTIAL UNAVAILABILITY OF INSURANCE.
Wasp is taking a very limited responsibility for consequential damages and liabilities of the technology. To that end, the Company will be responsible for product performance and liabilities of itself and its sublicensees. Wasp does not warrant the technology performance or functionality outside of South Africa and Sweden and will assume no liability for factors beyond its control in the event of non-performance of the technology. There are no assurances that the technology will function outside of South Africa and Sweden. The business of the Company may expose it to potential product liability risks that are inherent in the marketing of products. The Company does not currently have product liability insurance, and there can be no assurance that the Company will be able to obtain or maintain such insurance on acceptable terms or, if obtained, that such insurance will provide adequate coverage against potential liabilities. The Company faces a business risk of exposure to product liability and other claims in the event that the use of the CellPoint System is alleged to have resulted in adverse effects. Such risk exists even with respect to those


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products that are manufactured in licensed and regulated facilities or that otherwise possess regulatory approval for commercial sale. There can be no assurance that the Company will avoid significant product liability exposure. There can be no assurance that insurance coverage will be available in the future on commercially reasonable terms, or at all, that such insurance will be adequate to cover potential product liability claims or that a loss of insurance coverage or the assertion of a product liability claim or claims would not materially adversely affect the Company's business, financial condition and results of operations. While the Company has taken, and will continue to take, what it believes are appropriate precautions, there can be no assurance that it
will avoid significant liability exposure.   An inability to obtain product
liability insurance at acceptable cost or to otherwise protect against potential product liability claims could prevent or inhibit the marketing and distribution of the CellPoint System by the Company. A product liability claim could have a material adverse effect on the Company's business, financial condition and results of operations.

          LIMITATION ON LIABILITY OF OFFICERS AND DIRECTORS OF THE COMPANY. The Articles of Incorporation of the Company includes a provision eliminating or limiting the personal liability of the officers and directors of the Company to the Company and its stockholders for damages for breach of fiduciary duty as a director or officer.

          CONFLICTS OF INTEREST. The officers and directors of the Company may engage in other activities. The persons serving as officers and directors of the Company may have conflicts of interests in allocating time, services, and functions between the other business ventures in which those persons may be or become involved. The officers and directors of the Company, however, believe that the Company will have sufficient staff, consultants, employees, agents, contractors, and managers to adequately conduct the business of the Company.

          CONTROL BY EXISTING STOCKHOLDERS. The founding stockholders and the stockholders of Wasp beneficially own a majority of the issued and outstanding shares of the Company's Common Stock. Because of such ownership, the founding stockholders and the stockholders of Wasp will effectively control the election of all members of the Board of Directors of the Company and determine all corporate actions. Stockholders are not entitled to accumulate their votes for the election of directors or otherwise.

          NO FORESEEABLE DIVIDENDS. The Company does not anticipate paying dividends on its common stock in the foreseeable future; but, rather, the Company plans to retain earnings, if any, for the operation and expansion of the business of the Company.

          PENNY STOCK REGULATION. The Securities and Exchange Commission has adopted rules that regulate broker-dealer practices in connection with transactions in "penny stocks". Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system). The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from those rules, deliver a standardized risk disclosure document prepared by the Securities and Exchange Commission, which specifies information about penny stocks and the nature and significance of risks of the penny stock market. The broker-dealer also must provide the customer with bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from those rules the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the trading activity in the secondary market for a stock that becomes subject to the penny stock rules. If the Company's common stock becomes subject to the penny stock rules, stockholders may find it more difficult to sell their shares. The Company's stock is currently subject to the Penny Stock rules.

          ABILITY OF THE COMPANY TO IMPLEMENT ITS BUSINESS STRATEGY. Although the Company intends to pursue a strategy of aggressive product marketing and distribution, implementation of this


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strategy will depend in large part on its ability to (i) establish a significant customer base and maintain favorable relationships with those customers; (ii) effectively introduce acceptable products to its customers; (iii) obtain adequate financing on favorable terms to fund its business strategy; (iv) maintain appropriate procedures, policies, and systems; (v) hire, train, and retain skilled employees; and (vi) continue to operate in the face of increasing competition. The inability of the Company to obtain or maintain any or all of these factors could impair its ability to successfully implement its business strategy, which could have a material adverse effect on the results of operations and financial condition of the Company.

          UNCERTAINTY OF FUTURE FINANCIAL RESULTS, FLUCTUATIONS IN OPERATING RESULTS. The Company's results of operations may vary from period to period due to a variety of factors, including the introduction of new products by competitors, cost increases from third-party manufacturers, supply interruptions, the availability and cost of raw materials, the mix of products sold by the Company, changes in marketing and sales expenditures, market acceptance of the CellPoint System, competitive pricing pressures, and general economic and industry conditions that affect customer demand.

          RISK OF PRODUCT RECALL, PRODUCT RETURNS. Product recalls may be issued at the discretion of the Company, Wasp, or government agencies having regulatory authority for product sales and may occur due to disputed labeling claims, manufacturing issues, quality defects or other reasons. No assurance can be given that product recalls will not occur in the future. Any product recall could materially adversely affect the Company's business, financial condition or results of operations. There can be no assurance that future recalls or returns would not have a material adverse effect upon the Company's business, financial condition and results of operations.

          RISKS OF INTERNATIONAL SALES AND OPERATIONS. The Company anticipates that a significant portion of the revenue from the sale of the CellPoint System will be derived from customers located outside the United States of America. Because certain customers of the Company will be located in other countries, the Company anticipates that international sales will account for a significant portion of its revenues. There can be no assurance that the Company will be able to compete successfully in international markets or to satisfy the service and support requirements of its customers. Additionally, the Company's sales and operations could be subject to certain risks, including tariffs, and other barriers, difficulties in staffing and managing foreign subsidiary and branch operations, currency exchange risks and exchange controls, potentially adverse tax consequences and the possibly of difficulty in accounts receivable collection. There can be no assurance that any of these factors will not have a material adverse effect on the Company's business, financial condition and results of operations.

          The Company will sell the CellPoint System in currencies other than the U.S. Dollar, which would make the management of currency fluctuations difficult and expose the Company to risks in this regard. The Company's results of operations are subject to fluctuations in the value of various currencies against the U.S. dollar. Although management will monitor the Company's exposure to currency fluctuations, there can be no assurance that exchange rate fluctuations will not have a material adverse effect on the Company's results of operations or financial condition.

          The products marketed and distributed the Company may be subject to foreign government standards and regulations that are continually being amended. Although the Company will endeavor to satisfy foreign technical and regulatory standards, there can be no assurance that the CellPoint System will comply with government standards and regulations, or changes thereto, or that it will be cost effective for Wasp to redesign its products to comply with such standards or regulations. The inability of Wasp to design or redesign products to comply with foreign standards could have a material adverse effect on the Company's business, financial condition and results of operations.

          COMPLIANCE WITH GOVERNMENT REGULATIONS. The Company may be subject to various forms of government regulations, including environmental and safety laws. Any future violation of, and the cost of compliance with, these laws and regulations could have a material adverse effect on the Company's business, financial condition and results of operations.


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PRODUCTS AND SERVICES

          The Company promotes, markets, offers, sells, supports, assigns and distributes GSM technologies for positioning and telematics. The Company has acquired a License for this technology from Wasp, which license is effective in territories outside of Africa, north of the Sahara Desert. The Company paid U.S. $500,000 and issued 1,950,000 Shares of its Common Stock in exchange for the License, 25% of the outstanding shares of Wasp and an option to purchase the remaining 75% of the outstanding shares of Wasp. The Company does not currently have any commercial applications of the CellPoint System in operation. The Company has conducted pilot programs, the results of which have been satisfactory.

          CellPoint's telemetry application is, simply stated, the opportunity for nationwide, economical two-way communications between remote equipment and a central facility. It is the union of cellular radio and telemetry technologies into one service that uses the cellular telephone infrastructure to transmit very short telemetry messages. The CellPoint System collects, sorts, and routes these messages using an SMS message over the standard GSM digital cellular telephone system. The System does not affect the voice-carrying capacity of the cellular telephone system. It is less expensive than circuit-switched and packet radio because it does not use the cellular voice channel for transmission. Implementation costs are lower because it does not require the extensive modification or build-out that packet and private radio require. Access for the end user is via the Internet, via data connection or phone. The GSM platform has grown to the status of a global standard, partly through the substantial benefits of international roaming. International roaming capability allows phone subscribers to roam on foreign networks and be accessed by calling their one same GSM phone number.


          GSM technology provides for the integration of voice and data, allowing for a wide variety of new data services (without the use of a separate modem). Of key interest is the use of data services such as short message service (SMS) and data communications. Using the existing GSM mobile networks, CellPoint's communication and positioning technology, the CellPoint System, is the only commercially available system in the world known to the Company that can determine the position of an object using the unmodified GSM networks. An object is equipped with a proprietary GSM terminal and uses the existing GSM network to determine the location of the object. The object can also be a standard GSM telephone with the new SIM Toolkit standard for communication between the GSM phone and the SIM card. In this way, the technology can be used to track, for example, stolen cars, but the technology is also of value for fleet and asset management, security applications, vehicle and equipment rental services, insurance applications, information and navigation services, etc.

          The CellPoint System utilizes:

          -    A GSM network

          - A proprietary server system (hardware and software) interacting with the operator's system, placed at the operator's site or at CellPoint's premises

          -    A proprietary GSM terminal unit installed in the asset

          - In the case of positioning services - a control center to which the server communicates the terminal's position

          - Access to the networks site-database which provides data to compute positioning services

          Access to the information and monitoring/control is managed via a PC-based control center situated at the customer's premises, CellPoint's premises or a network central site. A request for a position can be initiated by an authorized owner, and the location is displayed on a computerized map, together with selected information regarding the vehicle. The CellPoint System can also be pre-


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programmed to execute instructions at specific intervals. Communication with the device in the vehicle is achieved using the GSM Short Message System (SMS), which enables the customer to communicate with the vehicle at any time and at a low cost. This is a key feature when the product is used for vehicle tracking and fleet management. Additionally, SMS message traffic does not interfere or utilize the mobile networks voice channels, therefore capacity problems are avoided.

          To determine the position of the mobile unit, signals from up to seven GSM base stations are used. The more base stations that can be accessed by the terminals, the higher the accuracy. The terminals collect this information and send it as an SMS message to the CellPoint server. The server takes this information together with the information from the network's site-database and calculates a position.

          The CellPoint System can be programmed to activate by remote control when someone, for example, reports an item missing over the phone, presses a distress button, or when a conventional alarm is triggered. The System can also be pre-programmed to indicate when a vehicle passes certain limits, e.g., being driven on board of a ferry or passing a country border. When notification of an alarm is received, appropriate actions can be undertaken. The remote configuration will allow the operator to position the car, lock doors, make the lights flash, shut off fuel injection, etc.

          The CellPoint System makes it possible to locate the vehicle to a certain area via the GSM network. If necessary, a special homing beacon can be activated when a recovery team is close to the vehicle to assist in the final tracking of the vehicle to the exact spot. Wasp has used this method in multi-level car parks and underground garages.

          The CellPoint System is also a valuable tool for fleet owners, i.e., shipping agencies, coach companies, taxi services, car rental agencies, delivery firms, railroad companies, etc., who want to manage their vehicles and assets more effectively. The communication and positioning system will help fleet owners to optimize routes and allocate resources. The product can also be used to monitor location, speed, rpm, distance traveled, time at certain locations, fuel tank content and consumption of fuel. The potential cost savings for using the CellPoint System are believed to be significant.

          Rental companies (e.g., of machinery, vehicles, equipment and containers) can use the CellPoint communication and positioning system for surveillance and allocation purposes. Additionally, they can use the remote control feature to shut off ignition and fuel, lock doors, etc., in case the customer misuses the equipment or does not return the asset. In case of theft, the asset can also be located and recovered.

          The Company expects that other uses of the technology in addition to these positioning services will continue to grow in importance. Examples of these services are location-based services for standard mobile telephones such as information, navigation and safety/security applications as well as telemetry/telematics applications, which involve controlling and monitoring assets and functions remotely, using the Company's Server System, GT Terminals and the existing GSM Networks.

          Set forth below are some examples of various potential uses of CellPoint's telemetry applications:

          INDUSTRIAL AND COMMERCIAL

          -    Monitor and control of oil pipe lines
          - Turn pumps off and on depending on when oil flow goes over or under a certain limit
          - Collect data and send messages regarding operating status of a multitude of machinery, equipment and metering devices
          -    Monitor temperature changes, activate cooling/heating equipment
          - Transmit delivery timing - can optimize productivity of receiving staff
          -    Device Status Data - e.g. Parking Lot is Full, Bridge is Closed


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          -    Heating/Cooling equipment

          AGRICULTURE

          -    Monitor and control of irrigation systems
               Turn water off and on when moisture level goes over or under a certain level
          -    Greenhouse temperature monitoring

          CAPACITY MANAGEMENT AND SERVICING

          - When a container is close to full, a message is sent to the control center
          -    Vending machine inventory control
          -    Collect and consolidate information on photocopier machines
          -    Utilities - Automatic Meter Reading

          SECURITY

          -    Remote monitoring of alarms - works even if phone lines are cut
          -    Burglar alarm
          -    Personal security alert
          -    Fire alarm
          -    Flood alarm

          ALARM

          -    Flooding alarm
          -    Temperature alarm

          PROPERTY MANAGEMENT, AUTO CLUBS

          -    Unlock and lock doors

          TRANSPORTATION

          -    Monitor and service equipment in railway networks
          -    Traffic control/traffic lights
          -    Automatic messaging, e.g., school buses, drop off in five minutes

The Company has not yet implemented any of the foregoing commercial applications, and there can be no assurances that the Company will be able to do so.

          As an option, the CellPoint System can also support the GPS satellite system. This will increase the positioning accuracy in certain situations, for example in remote areas where the GSM sites are far apart. Experience has shown, however, that most applications do not require all the positioning accuracy GPS can provide and in case there is no GSM coverage, neither the GSM systems nor the GPS systems may work, because usually they are both using the GSM system for
communication.   Certainly the cost savings are significant when using only GSM technology. Partly due to the fact that GPS systems usually use similar equipment for communication as the CellPoint System is using for positioning and communication with the control center. GPS systems need additional equipment for communicating the positioning of the vehicle.

SYSTEM COMPONENTS

          CellPoint's technology is based on a specially designed, compact GSM terminal unit, the GT-1, which can easily be hidden in a vehicle, container or elsewhere. The GT-1 terminal communicates over the GSM network which makes it possible to instantly locate the vehicle or asset through the existing

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GSM radio network. The vehicle or asset's position is displayed graphically on a computerized map. Since the System uses the existing GSM radio network, vehicles and other assets can be located even if they are inside buildings, containers, urban canyons - places where there is normally GSM coverage but not necessarily GPS coverage.

          The system uses SMS messaging for communicating positioning and telematics. Distribution of information to the client is facilitated via several other communication channels such as the Internet, direct or dial-up connections or via GSM.

          THE SERVER SYSTEM. The server consists of a number of computers that manage the traffic between the GSM network and the client software. It is designed to handle large quantities of SMS messages used in complex applications. The System manages the communication processes, including routing of messages, calculation of positions, database management and bi-directional message confirmation. Remote billing features are also integrated.

          THE CLIENT SOFTWARE. Client software is developed for the customer's needs and can be tailored to match most applications. Normally this software provides a graphical interface to display positions or to control the terminal's functions. Client software can be modified for single user environment or for a full control center with multiple workstations. Connection to the CellPoint Server can be established through the Internet, dial-up or direct connection or via GSM.

          TERMINALS. Installation of terminals in cars will be done by specially trained and approved installers, e.g., chains of car stereo/telephone installers. CellPoint will be responsible and handle all orders. Delivery will first be to CellPoint, who will configure the terminals, install the SIM cards and deliver out to distributors.

          THE GT-1 TERMINAL. This microprocessor-controlled terminal contains a Class 4, 2-Watt GSM unit and has a number of inputs and outputs to interact with user defined requirements. The integrated antenna allows the terminal to function even when the unit is completely hidden. The GSM mobile terminal unit (GT-1) is 130mm x 85mm x 33mm in size and consists of a GSM transmitter and receiver, a computer circuit board and a battery. The battery provides back up in case the regular power source is disconnected. The antenna is very small and does not need to be mounted visibly, in the open or at the exterior, so the units can be completely concealed and hidden in the asset or vehicle. The GT-1 can also be connected to many data input-output devices, which can facilitate remote monitoring, configuration and remote operation of connected features.

          THE CELLULAR PHONE. The CellPoint System and AU-System's AviSIM OTA, used in combination with the SIM Toolkit standard for communication between the GSM phone and the SIM card make it possible for the CellPoint System to position standard GSM phones.

          THE GT-3 TERMINAL. This is a more advanced and comprehensive terminal supporting the full range of GSM services and GPS positioning, and caters to extensive fleet management and logistic services. The GT-3 will interact with the CellPoint Server System or function on a point to point basis.

OPERATION OF THE SYSTEM

          The CellPoint System offers a simple, efficient solution to effective GSM positioning and telematics. The positioning process takes approximately 15 seconds from initial contact to establishing a fixed position or executing a telematics function.

     -    STEP ONE
          The CellPoint System can be initiated in many ways:   by the client
          software, an activated alarm, on demand, through another event or automatically at predetermined intervals.

     -    STEP TWO
          A request is sent from the client software to the server system, via either a fixed data link or the Internet, requesting the terminal's position or initiating a telematics function.

     -    STEP THREE
          The server translates the request into an SMS message and sends it via the GSM network to the terminal. The message can also execute telematics applications.

     -    STEP FOUR
          The terminal responds by sending an SMS message back to the server, providing the data necessary to obtain its position as well as any other required information. A bi-directional confirmation process is inherent providing verification of execution.

     -    STEP FIVE
          The data is processed in the server and the position is calculated. The position and telematic information is sent back to the client software. The client can see the location of the terminal on a computer map or access other required information verifying the telematics function.

          Password authentication is done on all client connections to ensure authorized usage. With the CellPoint System, customers are only able to access information about terminals that are registered to them. Security issues are a very high priority in all developments of the CellPoint System and its applications.


VALUE-ADDED MOBILE SERVICES

          Operators of cellular phone systems have, in a short period of time, commanded the global market for mobile voice communication using their huge investments in the mobile networks, and the GSM operators are now trying to expand their revenue base and prevent churning of customers by offering VAMS (Value Added Mobile Services). The companies demanding these new services are the mobile operators in Sweden, other OECD countries and around the world.

          The CellPoint technology fits very well into these operator demands. The CellPoint System offers the cellular network operators the opportunity to increase significantly their subscriber base and increase revenues by offering additional services, without the necessity for a large capital investment. The Company is not aware of any existing similar competing product offered by any potential competitors at the date hereof, and currently believes, that it has a timing advantage before any competing system is ready for commercial introduction. There can be no assurance, however, as to the effect on the Company's business, of any competing system when such system becomes commercially feasible.

          The CellPoint System technology does not require any modification of the mobile operator's existing base station hardware and software, which means that these value added services can be offered with very low initial investments and be implemented very quickly. The technology functions independently of the manufacturer of the equipment or the provider of the cellular service.

          There can be no assurance that the GSM technology will achieve a significant degree of market, and that such acceptance, if achieved, will be sustained for any significant period or that life cycles of that technology will be sufficient (or substitute products available) to permit the Company to recover start-up and other associated costs.

COMPETITION

          Although the Company believes the technology offered to be unique in using GSM networks for positioning, there can be no assurances that other companies will not introduce similar or more advanced technologies. To date, there is no known product on the market that either performs positioning using the unmodified GSM network or has the extent of commercial experience in performing positioning using the GSM network.

          Competition in the future may come from the large telecommunications companies, which are normally associated with GSM technology. A few of the more established telecommunication companies are Ericsson, Nokia, Siemens and Motorola. The known discussed solutions from these companies, however, indicate a requirement for extensive additions and/or rebuilding of the existing networks.

          The path chosen by the major companies within GSM Telephony - Ericsson, Motorola, Nokia, and Siemens may contribute significantly to CellPoint's market share. Even if companies eventually develop competing systems, CellPoint believes it can gain a sizeable market share. This is based on the fact that the technology is stable and commercially proven, giving the Company a significant head start on competitors, and the technology is independent of GSM infrastructure manufacturers with the capability to work across mixed-vendor platforms.

EMPLOYEES

          The Company has 12 full-time employees. The Company anticipates that it may substantially increase the number of its employees in the near term. None of the Company's employees is represented by a labor union. The Company considers its relations with its employees to be very good.


TRADEMARKS AND PATENTS

          The Company has not yet filed any applications for patents of the CellPoint System.


ITEM 2.   MANAGEMENT'S DISCUSSION AND ANALYSIS OR
          PLAN OF OPERATION.

GENERAL

          Technor and its subsidiary CellPoint are development stage companies. The Company has limited operating history upon which an evaluation of the Company's prospects can be made. The Company's prospects must be considered keeping in mind the risks, expenses, and difficulties frequently encountered in the establishment of a new business in an ever changing industry and the research, development, manufacture, commercialization, distribution, and commercialization of technology, procedures, and products and related technologies. There can be no assurance that unanticipated technical or other problems will not occur which would result in material delays in product commercialization or that the efforts of the Company will result in successful product commercialization. There can be no assurance that the Company will be able to achieve profitable operations.

          The report of the Company's independent accountants, Ohrlings Coopers & Lybrand AB on the Company's financial statements for the fiscal year ended June 30, 1998, includes a statement that the Company is a developmental stage company, with no revenues, which has sustained losses from operations since inception. The auditors have stated that there is substantial doubt about the ability of the Company to continue as a going concern. Investors in the Company's shares should review carefully the report of Ohrlings Coopers & Lybrand. There can be no assurances that the Company will be able to continue as a going concern.

          Except for historical information, the material contained in this Management's Discussion and Analysis or Plan of Operation is forward-looking. This discussion includes, in addition to historical information, forward looking statements which involve risks and uncertainties. The Company's actual results could differ materially from the results discussed in the forward looking statements. Factors that could cause or contribute to such differences are discussed below and elsewhere in this Registration

Statement on Form 10-SB. These risks and uncertainties include the rate of market development and acceptance of positioning technology, the unpredictability of the Company's sales cycle, the limited revenues and significant operating losses generated to date, and the possibility of significant ongoing capital requirements. For the purposes of the safe harbor protection for forward-looking statements provided by the Private Securities Litigation Reform Act of 1995, readers are urged to review the list of certain important factors set forth in "Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995".

          For purposes of the discussion contained herein, all information is reported on a consolidated basis for Technor and its wholly-owned subsidiary, CellPoint.

RESULTS OF OPERATIONS

          The Company has limited operating history upon which an evaluation of the Company's prospects can be made. The Company's prospects must be considered keeping in mind the risks, expenses, and difficulties frequently encountered in the establishment of a new business in an ever changing industry and the research, development, manufacture, commercialization, distribution, and commercialization of technology, procedures, and products and related technologies. There can be no assurance that unanticipated technical or other problems will not occur which would result in material delays in product commercialization or that the efforts of the Company will result in successful product commercialization. There can be no assurance that the Company will be able to achieve profitable operations.

FISCAL YEAR ENDED JUNE 30, 1998

          The Company commenced operations in February 1997. The Company has had no commercial revenues to date and has relied solely upon proceeds from the sale of its securities to fund its operations.

          In March 1997, Technor sold 500,000 shares of its Common Stock at US$0.20 per share pursuant to Rule 504 of Regulation D under the Securities Act of 1933, as amended (the "Securities Act"). The Company received gross proceeds of $100,000 from such offering. During the period from the commencement of operations until June 1997, the end of the Company's first fiscal year, the Company spent approximately $40,100. This amount was spent for general and administrative purposes, including the costs of setting up offices.

          For the Company's fiscal year ended June 30, 1998, the Company did not have any revenues from commercial operations. In February 1998, the Company sold 715,000 shares of its Common Stock at US$1.25 per share, pursuant to Rule 504 of Regulation D under the Securities Act. The Company received gross
proceeds of $893,750 from such offering.     In June 1998, the Company sold
775,000 shares of its Common Stock at US $4.00 per share, pursuant to Regulation S under the Securities Act. All such shares were sold to "non-U.S. Persons" as defined in Regulation S. The Company received gross proceeds of $3,100,000 from such offering.

          The Company incurred a loss of $812,571 for its 1998 fiscal year. For that period, selling, general and administrative expenses were $513,652, professional fees were $315,431, and depreciation expense was $6,725. The Company also realized a net gain of $23,237 for financial items, consisting mainly of exchange rate differences during the financings together with interest on capital. Labor costs for fiscal 1998 were $196,300 as the Company grew from two to seven employees. The Company purchased computer equipment for $110,000 and technology inventory for $80,000.

          In fiscal 1998, the Company's principal accomplishment was the purchase of 25% of Wasp and the execution of the License Agreement with Wasp. The Company issued 250,000 shares of its Common Stock to Wasp and its stockholders and paid Wasp $500,000 cash.

FISCAL QUARTER ENDED SEPTEMBER 30, 1998

          For the Company's first fiscal quarter of 1999 ended September 30,
1998, the Company did not have any revenues from commercial operations.   The
Company funded its operations out of proceeds from equity offerings. For the fiscal quarter ended September 30, 1998, the Company incurred a net loss of $283,651.

          The average cash spending per month between July and September, 1998 was approximately $89,000, consisting of salaries (approximately $47,000), facilities overhead (approximately $9,000), marketing and selling expenses (approximately $12,000), professional services (approximately $18,000) and depreciation ($3,000).

          The number of employees at September 30, 1998 was eleven, up from seven at the June 30, 1998 fiscal year end.

LIQUIDITY AND CAPITAL RESOURCES

          The Company will require additional cash to implement its business strategies, including cash for (i) payment of increased operating expenses such as salaries for additional employees; and (ii) further implementation of those business strategies. Such additional capital may be raised through additional public or private financings, as well as borrowings and other resources. To the extent that additional capital is raised through the sale of equity or equity-related securities, the issuance of such securities could result in dilution to the Company's stockholders. No assurance can be given, however, that the Company will have access to the capital markets in the future, or that financing will be available on acceptable terms to satisfy the cash requirements of the Company to implement its business strategies. The inability of the Company to access the capital markets or obtain acceptable financing could have a material adverse effect on the results of operations and financial conditions of the Company. The Company may be required to raise substantial funds. If adequate funds are not available, the Company may be required to curtail operations significantly or to obtain funds through entering into arrangements with collaborative partners or others that may require the Company to relinquish rights to certain of its technologies or product candidates that the Company would not otherwise relinquish. Assuming no revenues and slowly increased spending, the Company would need a cash injection as early as the 4th quarter of 1999 to sustain operations. Management is expecting revenues from the Swedish operations to commence during fiscal 1999, but there can be no assurance as to when such operations will provide adequate cash to sustain the Company's operations. If the Company decides to expand its business faster, or to geographic areas outside of Europe during fiscal 1999, the Company will need to raise further capital.

          In order to exercise the option to buy the remaining 75% of Wasp before June 30, 1999, the Company will need to raise additional capital for the $3,000,000 cash component of the purchase price.

FISCAL YEAR ENDED JUNE 30, 1998

          At June 30, 1998, the Company had $7,272,737 in current assets. Cash and cash equivalents amounted to $764,603. The Company also had $2,346,667 in subscriptions receivable from its Regulation S offering, which subscriptions were subsequently paid during the first fiscal quarter of 1999. The Company also had indebtedness to an employee of $151,554, and owed $250,000 to the stockholders of Wasp in connection with the acquisition of the license from Wasp.

          The Company's stockholders' equity was $10,713,334 at the end of fiscal 1998, including an accumulated deficit of $836,592.

FISCAL QUARTER ENDED SEPTEMBER 30, 1998

          At September 30, 1998, the end of the first fiscal quarter of 1999, the Company had approximately $6,568,162 in current assets. Cash and cash equivalents amounted to $2,203,693. The increase in cash and cash equivalents from June 30,1998 is attributable to the receipt during the quarter of the subscriptions receivable in the amount of $2,226,667 from the offering of shares pursuant to Regulation S.

          During the first fiscal quarter of 1999, current assets decreased as a result of the payment of accounts payable during the quarter. Accounts payable decreased from $247,040 at June 30, 1998 to $76,158 at September 30, 1998. The accounts payable which were paid during the quarter include the payment for the purchase of 5 percent of Wasp International Ltd. ($250,000), commissions payable from the $3.1 million Regulation S financing in June ($155,000) and a repayment of advances from an employee ($107,000).

          The Company's stockholders' equity was $10,669,320 at the September 30, 1998, including an accumulated deficit of $1,120,243.


ITEM 3.   DESCRIPTION OF PROPERTY.

          The Company occupies completely furnished facilities consisting of 1830 square feet of leased office space located at Industrivagen 2, S-191 62 Sollentuna, Sweden. The Company occupies those facilities on a month-to-month basis and pays the equivalent of $1560.00 per month rent for those facilities. The Company also occupies completely furnished facilities consisting of 350 square feet of leased office space located at Satraangsvagen 88, S-18237 Danderyd, Sweden. Technor occupies those facilities on a month-to-month basis and pays the equivalent of $450.00 per month rent for those facilities.

ITEM 4.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

          The Company's capital structure consists of 22,000,000 authorized shares of Common Stock, of which 7,440,000 shares were issued and outstanding as of December 1, 1998, and 3,000,000 shares of Preferred Stock, none of which is outstanding. The Company believes there are approximately 300 beneficial owners
of its Common Stock.   Each share of Common Stock is entitled to one vote per
share.

          The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of December 1, 1998, by
(i) each person who is known by the Company to own beneficially more than 5% of the Company's outstanding Common Stock; (ii) each of the Company's officers and directors; and (iii) all officers and directors as a group.

 NAME AND ADDRESS OF                   SHARES OF              PERCENT OF COMMON
BENEFICIAL OWNERS AND                 COMMON STOCK            STOCK BENEFICIALLY
DIRECTORS AND OFFICERS              BENEFICIALLY OWNED              OWNED
--------------------------------------------------------------------------------

5% Beneficial Owners

Bank Ippa & Associates(a)               1,950,000                   26.2%
15 Boulevard de la Foire
L-1528 Luxembourg

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Directors and Executive Officers

Lynn Duplessis                          2,050,000(b)               27.3%
Saatrangsvagen 88
S-182 37
Danderyd, Sweden
--------------------------------------------------------------------------------
Christer Forsstrom                        175,000(c)                2.3%
Industrivagen 2
S-191 62
Sollentuna, Sweden
--------------------------------------------------------------------------------
Peter Henricsson                        2,050,000(d)               27.3%
Saatrangsvagen 88
S-182 37
Danderyd, Sweden
--------------------------------------------------------------------------------
Mats Jonnerhag                             27,000(e)                 *
Borslnsikt AB
Box 6044
192 06 Sollentuna
Sweden
--------------------------------------------------------------------------------
Bengt Nordstrom                            50,000(f)                 *
SmarTone Telecommunications Holdings Ltd.
8/F., World Trade Centre
280 Gloucester Road
Causeway Bay
Hong Kong
--------------------------------------------------------------------------------
Guy Redford                             2,025,000(g)             26.9%
P.O. Box 1995
Rivonia, 2128
South Africa
--------------------------------------------------------------------------------
Mikhael Todini                          125,000(h)                1.7%
Industrivagen 2
S-191 62
Sollentuna, Sweden
--------------------------------------------------------------------------------
Officers and Directors as a
 Group (7 persons)                   4,452,000                  58.8%
--------------------------------------------------------------------------------

*    Less than 1%.

----------------------
(a) Nominee for Wasp and Guy Redford, a director of the Company and a stockholder of Wasp, and Albert van Urk and Gerrit van Urk, stockholders of Wasp.

(b) Includes: (1) options to acquire 75,000 shares, of which 25,000 options are currently exercisable, (2) 1,500,000 shares owned by Peter Henricsson, Ms. Duplessis' husband, and (3) options to acquire 75,000 shares issued to Mr. Henricsson, of which 25,000 options are currently exercisable.

(c)  Includes options to acquire 175,000 shares.

(d) Includes: (1) options to acquire 75,000 shares, of which 25,000 options are currently exercisable, (2) 500,000 shares owned by Lynn Duplessis, Mr. Henricsson's wife; and (3) options to acquire 75,000 shares issued to Ms. Duplessis, of which 25,000 options are currently exercisable.

(e) Includes 20,500 shares held by Borslnsikt AB, of which Mr. Jonnerhag is a 66% stockholder.

(f)  Includes options to acquire 50,000 shares.

(g) Includes: (1) 1,950,000 shares owned for the account of Wasp, of which Mr. Redford is a director and a 25% stockholder and (2) options to acquire 75,000 shares, of which 25,000 options are currently exercisable.

(h) Includes options to acquire 125,000 shares, of which 50,000 options are currently exercisable.

STOCK INCENTIVE PLAN

          The Board of Directors of the Company has adopted a stock incentive plan (the "Plan"). Pursuant to the provisions of the Plan, 1,000,000 shares of the Company's Common Stock are reserved for issuance upon exercise of options. The Plan is designed to retain qualified and competent officers, employees, and directors of the Company.

          The Company's Board of Directors, or a committee thereof, shall administer the Plan and is authorized, in its sole and absolute discretion, to grant options thereunder to all eligible employees of the Company, including officers and directors (whether or not employees) of the Company. Options will be granted pursuant to the provisions of the Plan on such terms and at such prices as determined by the Company's Board of Directors. The exercise price will not be lower than the closing price on the date the options are issued, or if such prices are not available, at the fair market value as determined by the Board of Directors. Options granted under the Plan will be exercisable after the period specified in the option agreement. Options granted under the Plan will not be exercisable after the expiration of ten years from the date of grant. The Plan will also authorize the Company to make loans to optionees to enable them to exercise their options. At present, 650,000 options have been granted and none have been exercised.

                                   OPTION/SAR GRANTS IN LAST FISCAL YEAR

                                              Individual Grants
------------------------------------------------------------------------------------------------------------
                      Number of Securities
                           Underlying              Percent of Total         Exercise or
                     Options/SARs(1) Granted    Options/SARs Granted to      Base Price
Name                          (#)               Employees in Fiscal Year       ($/Sh)        Expiration Date
------------------------------------------------------------------------------------------------------------
Peter Henricsson,         75,000/0(2)(5)                 10.4%                 $2.75         March 25, 2008
President and Chief
 Executive Officer


(1)  To date, the Company has issued no SARs.

(2) 25,000 options became exercisable on September 25, 1998, 25,000 options will become exercisable on March 25, 1999, and 25,000 options will become exercisable on September 25, 1999.


ITEM 5.   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS
          AND CONTROL PERSONS.

          LYNN DUPLESSIS, 38, has been Secretary, Treasurer and director of the Company since its formation. She has 17 years of experience in the information technology field. Ms. Duplessis has been employed by Minerva Technology Inc, Vancouver, British Columbia, (1996), director of industry solutions with The Capstan Group, Vancouver, British Columbia, (1992-1993), and was employed in marketing, management and systems engineering by IBM Canada Ltd., Vancouver, British Columbia and Toronto, Ontario, Canada (1981-1992). She is also a director and Executive Vice President of CellPoint Systems AB. Ms. Duplessis is married to Peter Henricsson, a director and the President of the Company.

          CHRISTER FORSSTROM, 55, is a director of the Company and the Managing Director of CellPoint Systems AB. He was the Managing Director of Swedish National Broadcasting company TV 4 from 1995-1998. Mr. Forsstrom has a long international experience as the Executive Vice President of Electrolux and was the Chief Executive Officer of Electrolux Wascator AB.

          PETER HENRICSSON, 46, has been President, Chief Executive Officer, and director of the Company since its formation. He has over 20 years of experience in executive management, international marketing, venture capital, consulting and financing, with both multinational corporations and emerging companies. Mr. Henricsson has been, President of Iform Sverige AB of Sweden, (1996-1997), owner of HIM Inc. (Henricsson International Marketing), Vancouver, British Columbia, (1991-1996), senior vice president with Allied Environmental, Vancouver, British Columbia, (1986-1991), and manager at Atlas Copco MCT AB, Stockholm, Sweden, Hong Kong and Indonesia (1980-1986). He is also a director of Wasp International (Pty) Ltd. and Chairman of the Board of CellPoint Systems AB. Mr. Henricsson is married to Lynn Duplessis, a director and Secretary and Treasurer of the Company.

          MATS JONNERHAG, 45, was recently elected director of the Company.
Mr. Jonnerhag is the founder and majority owner of Borslnsikt AB. He founded Borslnsikt in 1982 and has more than 20 years of experience with the Swedish stock market. Borslnsikt publishes a weekly stock market newsletter. Subsidiary operations include Borslnsikt Broker, which is a brokerage company, and Borslnsikt BorsData AB, which markets analysis software developed in-house and other research products.

          BENGT NORDSTROM, 41, is the Chief Technology Officer and Executive Director of SmarTone Telecommunications Ltd., a cellular network operator in Hong Kong. Mr. Nordstrom is a member of the Executive Committee of the GSM MoU association which represents the interests of 324 GSM and satellite network operators around the world. He has been with SmarTone since 1993, and was previously with Comviq GSM AB from 1989 - 1993 and with Ericsson Telecom AB from 1983 - 1989. He is also a director of CellPoint Systems AB.

          GUY REDFORD, 45, has been a director of the Company and of CellPoint since June 1998. He is co-founder, Director and Managing Director of Wasp International (Pty) Ltd. of South Africa. He has been Managing Director of Wasp since 1993. Wasp developed the CellPoint GSM positioning technology and specializes in wireless application technology products. Wasp company has core skills and expertise in GSM communication, electronic design and development and interactive communication technologies.

          MR. MIKAEL TODINI, 40, is Chief of Operations, CellPoint Systems AB. Mr. Mikael Todini has been the Chief of Operations of the Company since April 1998. Before Technor, he was the manager of the Telecom Systems Department at Comviq AB (1991-1998). Since August 1997, he was responsible for the development of GSM positioning technology at Comviq. Mr. Mikael Todini has also been employed by Bofors Aerotechnics, were he took active part in the development of the radio system for JAS 39 Gripen (1981-1991).

ITEM 6.   EXECUTIVE COMPENSATION.

          The following table shows compensation for services rendered to the Company during the fiscal years ended June 30, 1998 and 1997, respectively, by the Chief Executive Officer. Each executive officer serves under the authority of the Board of Directors. No other executive officer of the Company received cash compensation that exceeded $100,000 during the fiscal years ended June 30, 1998 and 1997. Therefore, pursuant to Item 402 of Regulation S-B, only compensation for the Chief

Executive Officer is included in the table. Directors who are also employees of the Company receive no extra compensation for their service on the Board of Directors of the Company.

                                               SUMMARY COMPENSATION TABLE

                                         Annual Compensation                     Long-Term Compensation
                                   --------------------------------   -----------------------------------------
                                                                                 Awards                Payouts
                                                                      -----------------------------------------
                                                                                        Securities                All Other
                                                       Other Annual    Restricted       Underlying       LTIP       Compen-
      Name and           Fiscal    Salary      Bonus   Compensation   Stock Award(s)  Options/SARs(1)   Payouts     sation
 Principal Position       Year       ($)        ($)         ($)           ($)              (#)            ($)        ($)
---------------------------------------------------------------------------------------------------------------------------
Peter Henricsson,         1998      $62,500     $-0-       $-0-           -0-            75,000/0          0          0
  President and CEO       1997           -0-     -0-        -0-           -0-              -0-             0          0



The Company has no set bonus policy. Bonuses may be awarded by the independent directors of the Board.


ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

          Since the formation of the Company, Peter Henricsson and Lynn Duplessis, directors and executive officers of the Company, have made interest-free loans to the Company to fund its cash needs. During the fiscal year ended June 30, 1997, Mr. Henricsson and Ms. Duplessis paid all of the Company's operating expenses in the amount of $40,100. During the Company's fiscal year ended June 30, 1998, they continued to finance Company operations, by extending loans which ranged from a low of $40,000 to a maximum of $180,000 outstanding at any one time. A portion of these loans was also used to fund the
initial payment made to Wasp in connection with the License Agreement.   At June
30, 1998, the outstanding amount of the indebtedness of the Company to Mr. Henricsson and Ms. Duplessis was $150,000, and at the end of the first fiscal quarter of fiscal 1999 (September 30, 1998), the amount of the Company's outstanding indebtedness to them was $45,000. The Company repays portions of these loans as and when it has sufficient excess cash to do so. Since September 30, 1998, the loans have been repaid in full and as of December 1, 1998, there is no outstanding indebtedness payable to Mr. Henricsson or Ms. Duplessis. At no time, has interest been charged on the outstanding loans.

          Upon the organization of the Company in 1997, Mr. Henricsson and Ms. Duplessis invested $1,500 and $500, respectively, in consideration of which, the Company issued to them 1,500,000 shares and 500,000 shares of Common Stock, respectively. These investments were made when the Company had no assets and no operations.

          In connection with the Company's offering of Common Stock at US $4.00 per share pursuant to Regulation S under the Securities Act, the Company paid a commission of 5% of the purchase price per share to Mats Jonnerhag, a director of the Company, and Borslnsikt A.B., a company in which Jonnerhag is a 66% stockholder. Mr. Jonnerhag and Borslnsikt placed a total of 260,000 shares, and together they received a total commission of US$52,000.

ITEM 8.   LEGAL PROCEEDINGS.

          There are no legal actions pending against the Company or either of its subsidiaries, nor are any such legal actions contemplated.


ITEM 9.   MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED SHAREHOLDER MATTERS.

          The Company's Common Stock commenced trading on the NASDAQ Bulletin Board on January 7, 1998. The Company's fiscal year ends on June 30 of each year.

                                 Common Stock Prices
                                 -------------------

               Fiscal Quarter:            High        Low

                    3rd Qtr 98           $3.625      $1.25
                    4th Qtr 98           $5.437      $4.00

                    1st Qtr 99           $4.80       $2.50
                2nd Qtr 99 (through      $6.375      $2.75
                 November 4, 1998)

ITEM 10.  RECENT SALES OF UNREGISTERED SECURITIES.

          In March 1997, Technor sold 500,000 shares of its Common Stock at US $0.20 per share pursuant to Rule 504 of Regulation D under the Securities Act of 1933, as amended (the "Securities Act"). The Company received gross proceeds of $100,000 from such offering. Three participants received shares as fees for services with the shares valued at $1.25 per share. AktieNytt Nu AB received 12,500 shares and KBTSKRF AB 17,500 shares as payment for services invoiced to Technor. Axon IT (a technical consulting company) received 30,000 shares (valued at $1.25 per share) as payment for consulting services.

          In February 1998, the Company sold 715,000 shares of its Common Stock at US $1.25 per share, pursuant to Rule 504 of Regulation D under the Securities Act. The Company received gross proceeds of $893,750 from such offering.

          In June 1998 the Company sold 775,000 shares of its Common Stock at US $4.00 per share, pursuant to Regulation S under the Securities Act. All such shares were sold to "non-U.S. Persons" as defined in Regulation S. The Company received gross proceeds of $3,100,000 from the offering. The Company paid a commission of 5% of the purchase price per share to Mats Jonnerhags, a director of the Company, and Borslnsikt A.B., a company in which Mr. Jonnerhags is a 66% stockholder. Mr. Jonnerhags and Borslnsikt placed a total of 260,000 shares, and together they received a total commission of US $52,000.

ITEM 11.  DESCRIPTION OF SECURITIES.


          The Company is authorized to issue 22,000,000 shares of Common Stock, $.001 par value per share and 3,000,000 shares of preferred stock, $.001 par value per share. As of November 11, 1998, 7,440,000 shares of the Company's Common Stock are issued and outstanding and no shares of the Company's preferred stock are outstanding.

          COMMON STOCK. The holders of the Company's Common Stock are entitled to one vote for each share held of record on all matters to be voted on by those stockholders. There is no cumulative voting with respect to the election of directors of the Company, with the result that the holders of more than 50% of the Company's Common Stock voted for the election of directors can elect all of those directors. The holders of the Company's Common Stock are entitled to receive dividends when, as, and if declared by the Company's Board of Directors from funds legally available therefor. In the event of liquidation, dissolution, or winding up of the Company, the holders of the Company's Common Stock are entitled to share ratably in all assets remaining available for distribution to them after payment of the Company's liabilities and after provision has been made for each class of stock, if any, having preference over the Company's Common Stock. Holders of shares of the Company's Common Stock, as such, have no conversion, preemptive or other subscription rights, and there are no redemption provisions applicable to the Company's common stock. All of the outstanding shares of the Company's Common Stock are fully paid and non-assessable.

          NON-CUMULATIVE VOTING. The holders of shares of Common Stock of the Company will not have cumulative voting rights, which means that the holders of more than 50% of the outstanding Common Stock of the Company, voting for the election of directors of the Company, may elect all of the directors of the Company to be elected, if they so desire, and, in such event, the holders of the remaining Common Stock of the Company may not be able to elect any of the Company's directors.

          REGISTRATION RIGHTS. Holders of shares of the Company's Common Stock are not entitled to rights with respect to the registration of such shares under the Securities Act.

          PREFERRED STOCK. The Company is authorized to issue preferred stock with such designations, rights and preferences as may be determined from time to time by the Company's Board of Directors. Accordingly, the Company's Board of Directors is empowered, without stockholder approval, to issue preferred stock with liquidation privileges, dividend, conversion, voting, or other rights that could adversely affect the voting power or other rights of the holders of the Company's Common Stock. In the event of issuance, the Company's preferred stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of the Company.

          DIVIDENDS. The payment by the Company of dividends, if any, in the future, shall be determined by the Company's Board of Directors, in its discretion, and will depend among other things, upon the Company's earnings, the Company's capital requirements, and the Company's financial condition, as well as other relevant factors. The Company has not paid or declared any dividends to date. Holders of Common Stock are entitled to receive dividends as declared and paid from time to time by the Company's Board of Directors from funds legally available therefor. Management of the Company intends to retain any earnings for the operation and expansion of its business and does not anticipate paying cash dividends in the foreseeable future.

          STOCK INCENTIVE PLAN. In February 1998, the Board of Directors of the Company adopted a stock incentive plan (the "Plan"). Pursuant to the provisions of the Plan, 1,000,000 shares of the Company's Common Stock have been reserved for issuance upon exercise of options. The Plan is designed to retain qualified and competent officers, employees, and directors of the Company. The Company's Board of Directors, or a committee thereof, administers the Plan and will be authorized, in its sole and absolute discretion, to grant options thereunder to all eligible employees of the Company, including officers and directors (whether or not employees) of the Company. Options will be granted pursuant to the provisions of the Plan on such terms and at such prices as determined by the Company's Board of Directors. Options granted under the Plan will be exercisable after the period specified in the option agreement. Options granted under the Plan will not exercisable after the expiration of ten years from the date of grant. As of the date hereof, 650,000 options have been granted, and no options have been exercised.

          TRANSFER AGENT. The Company's Transfer Agent is U.S. Stock Transfer Corporation, 1745 Gardena Avenue, Suite 200, Glendale, California 91204, telephone 818.502.1404.

ITEM 12.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

          The Company will enter into indemnification agreements with each of its executive officers pursuant to which the Company agrees to indemnify each such person for all expenses and liabilities, including criminal monetary judgments, penalties and fines, incurred by such person in connection with any criminal or civil action brought or threatened against such person by reason of such person being or having been an officer or director or employee of the Company. In order to be entitled to indemnification by the Company, such person must have acted in good faith and in a manner such person believed to be in the best interest of the Company and, with respect to criminal actions, such person must have had no reasonable cause to believe his or her conduct was unlawful.

          IN THE OPINION OF THE SECURITIES AND EXCHANGE COMMISSION, INDEMNIFICATION FOR LIABILITIES ARISING PURSUANT TO THE SECURITIES ACT OF 1933 IS CONTRARY TO PUBLIC POLICY AND, THEREFORE, UNENFORCEABLE.

ITEM 13.  FINANCIAL STATEMENTS

                             TECHNOR INTERNATIONAL, INC.


                     CONSOLIDATED FINANCIAL STATEMENTS (AUDITED)
                       FOR THE FISCAL YEAR ENDED JUNE 30, 1998


Report of Independent Accountants. . . . . . . . . . . . . . . . . . . . . . F-2

Consolidated Balance Sheets as of June 30, 1997 and 1998 . . . . . . . . . . F-3

Consolidated Statements of Operations for the period from
     February 28,1997 (Inception) through June 30, 1997 and
     for the year ended June 30, 1998. . . . . . . . . . . . . . . . . . . . F-4

Consolidated Statements of Shareholders' Equity for the period from February 28, 1997 (Inception) through June 30, 1997
     and for the year ended June 30, 1998. . . . . . . . . . . . . . . . . . F-5

Consolidated Statements of Cash Flows for the period from
     February 28, 1997 (Inception) through June 30, 1997
     and for the year ended June 30, 1998. . . . . . . . . . . . . . . . . . F-6

Notes to the Consolidated Financial Statements . . . . . . . . . . . . . . . F-7


                    CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
                   FOR THE FISCAL QUARTER ENDED SEPTEMBER 30, 1998


Consolidated Balance Sheets  . . . . . . . . . . . . . . . . . . . . . . .  F-16

Consolidated Statements of Operations  . . . . . . . . . . . . . . . . . .  F-17

Consolidated Statements of Cash Flows. . . . . . . . . . . . . . . . . . .  F-18

Notes to Consolidated Financial Statements . . . . . . . . . . . . . . . .  F-19

                     TECHNOR INTERNATIONAL INC. AND SUBSIDIARIES
                            (A DEVELOPMENT STAGE COMPANY)

                          REPORT OF INDEPENDENT ACCOUNTANTS



To the Board of Directors and Shareholders
Technor International, Inc.,

We have audited the accompanying consolidated balance sheet of Technor International Inc. and subsidiaries, a development stage company ("the Company"), as of June 30, 1998, and the related consolidated statements of operations, shareholders' equity and cash flows for the year ended June 30, 1998. The financial statements of the Company as of June 30, 1997 and for the period from February 28, 1997 (Inception) through June 30, 1997, were audited by other auditors, whose report, dated August 14, 1997, expressed a going concern qualified opinion. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform our audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Technor International, Inc. and subsidiaries as of June 30, 1998, and the results of its operations and its cash flows for the year ended June 30, 1998 in conformity with U.S. generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As more fully discussed in
Note 1 to the consolidated financial statements, the Company is a development stage company with no revenues and has sustained losses from operations since inception. These factors raise substantial doubt about the ability of the Company to continue as a going concern. Management's plans in regard to these
matters are also described in Note 1.   The financial statements do not include
any adjustments that might result from the outcome of this uncertainty.



OHRLINGS COOPERS & LYBRAND AB
Stockholm, Sweden
October 29, 1998

                     TECHNOR INTERNATIONAL INC. AND SUBSIDIARIES
                            (A DEVELOPMENT STAGE COMPANY)

                             CONSOLIDATED BALANCE SHEETS
                                   (AMOUNTS IN USD)



                                                   JUNE 30,       JUNE 30,
                                                     1997           1998
                                                  ----------     ----------
ASSETS

CURRENT ASSETS:
Cash and cash equivalents                         $  103,700     $  764,603
Stock subscription receivables                             -      2,346,667
Option for shares in Wasp                                  -      4,050,000
Prepaid expenses                                      11,576         40,653
Other receivables                                          -         70,814
                                                  ----------     ----------
TOTAL CURRENT ASSETS                                 115,276      7,272,737

Long-term assets:
Investment in Wasp                                         -      4,250,000
Machinery and equipment                                3,065        110,092
                                                  ----------     ----------
Total long-term assets                                 3,065      4,360,092
                                                  ----------     ----------

TOTAL ASSETS                                      $  118,341    $11,632,829
                                                  ==========    ===========

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Accrued expenses and other current liabilities             -     $  270,901
Accounts payable                                           -        247,040
Due to shareholders of Wasp                                -        250,000
Advances from employee                             $  40,100        151,554
                                                  ----------     ----------

TOTAL CURRENT LIABILITIES                             40,100        919,495
                                                  ----------     ----------

Shareholders' equity:
Preferred shares ($0.001 par value; 3,000,000
shares authorized, no shares issued)                       -              -
Common shares ($0.001 par value; 22,000,000
shares authorized, 4,000,000 shares to be
issued as of June 30,1997; 4,715,000 shares
issued and 1,950,000 shares to be issued as
of June 30, 1998)                                      4,000          6,665
Shares subscribed ($0.001 par value;
775,000 common shares)                                     -            775
Additional paid in capital                            98,262     11,662,123

CUMULATIVE TRANSLATION ADJUSTMENT                          -            363
DEFICIT ACCUMULATED DURING THE DEVELOPMENT STAGE     (24,021)      (836,592)
                                                                 ----------
                                                      78,241     10,833,334

LESS: SUBSCRIPTIONS RECEIVABLE (30,000 SHARES)             -       (120,000)
                                                  ----------     ----------
Total shareholders' equity                            78,241     10,713,334
                                                  ----------     ----------

TOTAL LIABILITIES AND
SHAREHOLDERS' EQUITY                              $  118,341    $11,632,829
                                                  ==========    ===========

                  The accompanying notes are an integral part of the
                          consolidated financial statements

                     TECHNOR INTERNATIONAL INC. AND SUBSIDIARIES
                            (A DEVELOPMENT STAGE COMPANY)

                       CONSOLIDATED STATEMENTS OF OPERATIONS
                                  (AMOUNTS IN USD)

                                                  PERIOD FROM                   PERIOD FROM
                                                  FEBRUARY 28,                  FEBRUARY 28,
                                                     1997                           1997
                                                  (INCEPTION)      FOR THE      (INCEPTION)
                                                    THROUGH      YEAR ENDED       THROUGH
                                                 JUNE 30, 1997  JUNE 30, 1998  JUNE 30, 1998
                                                 -------------  -------------  -------------
REVENUE
Cost of goods sold                                         -              -              -
Gross profit                                               -              -              -
Selling, general and administrative expenses     $   (14,790)   $  (513,652)   $  (528,442)
Professional fees                                     (9,531)      (315,431)      (324,962)
Depreciation                                               -         (6,725)        (6,725)
                                                 -----------    -----------    -----------

OPERATING LOSS                                       (24,321)      (835,808)      (860,129)
                                                 -----------    -----------    -----------

Financial items, net                                     300         23,237         23,537
                                                 -----------    -----------    -----------

LOSS AFTER FINANCIAL ITEMS                           (24,021)      (812,571)      (836,592)
                                                 -----------    -----------    -----------

Income taxes                                               -              -          -
                                                 -----------    -----------    -----------

Net loss                                         $   (24,021)   $  (812,571)   $  (836,592)
                                                 ===========    ===========    ===========

Basic and diluted loss per share                 $      (.01)   $     (0.18)
                                                 ===========    ===========

               The accompanying notes are an integral part of the
                        consolidated financial statement

                    TECHNOR INTERNATIONAL INC. AND SUBSIDIARIES
                           (A DEVELOPMENT STAGE COMPANY)

                         STATEMENT OF SHAREHOLDERS' EQUITY

                                                  Common Shares
                        Common Shares Issued       to Be Issued
                        ---------------------  ---------------------
                                                                                    Deficit                     Cumu-
                                                                                  Accumulated                  lative
                                     Amount                 Amount    Additional   During the                  Trans-
                        Number of  (Par Value  Number of  (Par Value    Paid in    Development  Subscriptions  lation
                         Shares      $.001)     Shares      $.001)      Capital       Stage       Receivable   Adjust.    Total
                        ----------------------------------------------------------------------------------------------------------
Balance, February 28,
 1997 (Inception)               -         -            -         -              -          -              -        -             -

April 1997-Share
 subscription at
 par value                      -         -    3,500,000    $3,500              -          -              -        -        $3,500
June 1997-Share
 subscription at
 $0.20 per share, net
 of offering costs              -         -      500,000       500        $98,262          -              -        -        98,762
Net loss                        -         -            -         -              -   $(24,021)         -              -     (24,021)
                        ----------------------------------------------------------------------------------------------------------
Balance, June 30, 1997          -         -    4,000,000    $4,000        $98,262   $(24,021)             -        -       $78,241
                        ----------------------------------------------------------------------------------------------------------
September 1997 -
 Shares issued          4,000,000    $4,000   (4,000,000)   (4,000)             -          -              -        -             -

January 1998- Share
 subscription at
 $1.25 per share,
 net of offering costs    715,000       715            -         -        855,535          -              -        -       856,250

May 1998-Shares in
 connection with Wasp
 transaction (see Note 2)       -         -    1,950,000     1,950      7,798,050          -              -        -     7,800,000

June 1998-Share
 Subscription at
 $4.00 per share, net
 of offering costs              -         -      775,000       775      2,910,276          -              -        -     2,911,051

Subscriptions receivable
 not yet paid                   -         -            -         -              -          -      $(120,000)       -      (120,000)

Net loss                        -         -            -         -              -   (812,571)             -        -      (812 571)

Currency translation
 adjustment                     -         -            -         -              -          -              -     $363           363
                        ----------------------------------------------------------------------------------------------------------
Balance, June 30, 1998  4,715,000    $4,715    2,725,000    $2,725    $11,662,123  $(836,592)     $(120,000)    $363   $10,713,334
                        ----------------------------------------------------------------------------------------------------------

                    TECHNOR INTERNATIONAL INC. AND SUBSIDIARIES
                           (A DEVELOPMENT STAGE COMPANY)

                       CONSOLIDATED STATEMENTS OF CASH FLOW
                                 (AMOUNTS IN USD)

                                                  PERIOD FROM                   PERIOD FROM
                                                  FEBRUARY 28,                  FEBRUARY 28,
                                                     1997                           1997
                                                  (INCEPTION)      FOR THE      (INCEPTION)
                                                    THROUGH      YEAR ENDED       THROUGH
                                                 JUNE 30, 1997  JUNE 30, 1998  JUNE 30, 1998
                                                 -------------  -------------  -------------
Net loss                                          $  (24,021)   $  (812,571)   $  (836,592)
Depreciation                                             135          6,725          6,860
Adjustments to reconcile net loss to cash
provided by operating activities:
     Increase in prepaid expenses                    (11,576)       (29,077)       (40,653)
     Increase in short term receivables                    -        (70,814)       (70,814)
     Increase in accrued expenses and other
     current liabilities                                   -        270,901        270,901
     Increase in accounts payable                          -        247,040        247,040
     Increase in advance from employee                35,662         97,695        133,357
Other                                                      -            363            363
                                                  ----------    -----------    -----------

NET CASH PROVIDED BY (USED IN)
OPERATING ACTIVITIES                                     200       (289,738)      (289,538)
                                                  ----------    -----------    -----------

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of shares in Wasp                                 -       (250,000)      (250,000)
Purchase of fixed assets                                   -        (99,993)       (99,993)
                                                  ----------    -----------    -----------
NET CASH (USED IN) INVESTING ACTIVITIES                    -       (349,993)      (349,993)
                                                  ----------    -----------    -----------

Cash flows from financing activities:

Net proceeds from issuance of shares                 103,500      1,300,634      1,404,134
                                                  ----------    -----------    -----------

NET CASH PROVIDED BY FINANCING ACTIVITIES            103,500      1,300,634      1,404,134
                                                  ----------    -----------    -----------

NET INCREASE IN CASH AND CASH EQUIVALENTS            103,700        660,903        764,603
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR             -        103,700              -
                                                  ----------    -----------    -----------
CASH AND CASH EQUIVALENTS AT END OF THE YEAR      $  103,700    $   764,603    $   764,603
                                                  ==========    ===========    ===========


               The accompanying notes are an integral part of the
                        consolidated financial statement

                    TECHNOR INTERNATIONAL INC. AND SUBSIDIARIES
                           (A DEVELOPMENT STAGE COMPANY)


                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      (AMOUNTS IN USD, UNLESS OTHERWISE STATED)


1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     GENERAL

     Technor International Inc., a development stage company ("Technor "or "the Company"), was incorporated in the state of Nevada on February 28, 1997. Technor has licensed a GSM (Global System for Mobile Communications) positioning system technology ("the Technology") from a South African Company which can be used for a variety of positioning and telematics applications including locating vehicles, management of security and alarm systems, surveillance of rented objects as well as for remote control of industrial equipment.

     On January 16, 1998, Technor formed a wholly-owned subsidiary in Sweden, CellPoint Systems AB ("CellPoint"). CellPoint is Technor's commercial arm focusing primarily on, but not limited to, Europe.

     Technor owns 25 percent of Wasp International Ltd. ("Wasp"), the South African company that developed and has ownership rights to the Technology.

     CellPoint and Wasp are collaborating on the further development as well as the marketing, selling, and distribution supporting the technology which, in Europe, is referred to as the CellPoint system.

     BASIC OF  PRESENTATION

     The accompanying consolidated financial statements were prepared in accordance with U.S. generally accepted accounting principles and are presented in U.S. dollars.

     DEVELOPMENT STAGE ACTIVITIES

     Technor is marketing and further developing the positioning and telematics applications of the Cellpoint System. The CellPoint System consists of three parts: the terminal, the positioning server and the positioning programs. The GSM network handles the communication between the terminal and the server system. The positioning server system enables the use of the Internet or fixed lines as information carriers.

     The Company has not earned revenues to date from its planned activities. As such, the Company is still in a development stage and falls under the provisions of U.S. Statement of Financial Accounting Standards ("SFAS") No. 7, "Accounting and Reporting by Development Stage Enterprises."

     GOING CONCERN AND MANAGEMENT'S PLANS

     The Company has a limited operating history with no revenues. Through June 30, 1998, the Company has accumulated a deficit of $836,592. Management's efforts have focused on securing the Technology, its relationship with Wasp, developing the CellPoint System and acquiring staff and facilities for operations. As such, the Company is subject to all the risks and uncertainties associated with a new business. Management believes they have a commercially feasible product.
     Management expects that the first significant orders for its product will commence late in calendar year 1998 and that the company will be cash flow positive during the second half of calendar year 1999. The success of the Company's future operations is, however, dependent upon the Company's ability to successfully market the product and to meet additional capital requirements. If no revenues are realized, management believes that the existing capital is sufficient for approximately 9-12 months after June 30, 1998. However, the Company will need to raise additional capital in order to exercise the option to purchase the remaining shares of Wasp and possibly also for additional working capital until positive cash flow is reached.

                    TECHNOR INTERNATIONAL INC. AND SUBSIDIARIES
                           (A DEVELOPMENT STAGE COMPANY)

                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      (AMOUNTS IN USD, UNLESS OTHERWISE STATED)

These factors, among others raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments to reflect the possible future effect on the recoverability and classification of assets or the classification of liabilities that might result from the outcome of this uncertainty. Subsequent events are discussed in Note 13.

PRINCIPLES OF CONSOLIDATION

All wholly owned subsidiaries are consolidated and all material inter-company transactions are eliminated. Investments between 20% and 50% are accounted for under the equity method.

RECLASSIFICATIONS

Certain amounts in the 1997 financial statements have been reclassified to conform to the presentation.

FOREIGN CURRENCY TRANSLATION

Assets and liabilities of foreign units are translated at balance sheet date rates to USD. Income statements are translated at the average exchange rate for the period. Translation differences that arise are recorded directly in shareholders' equity.

Receivables and liabilities denominated in foreign currencies are translated at balance sheet date rates. Unrealized exchange gains and losses are reported in the income statement.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include all highly liquid investments with original maturities of three months or less. The majority of the Company's cash and cash equivalents reside with high quality Swedish financial institutions. Therefore, the cash balances are not insured by the U.S. Federal Deposit Insurance Corporation. The Company has not experienced any losses in such accounts.

MACHINERY AND EQUIPMENT

Machinery and equipment are recorded at acquisition cost less accumulated depreciation. Depreciation is calculated using a straight-line method over the estimated useful lives of the related assets. Computer equipment is depreciated over 3 years and other machinery and equipment over 5 years. Machinery and equipment acquired during the year are depreciated from the date the assets are put to service. Expenditures for normal maintenance and repairs are charged to income. Significant improvements are capitalized.

AMORTIZATION

Intangible assets are amortized on a straight-line basis over a 5-year economic useful life.

IMPAIRMENT OF LONG-LIVED ASSETS

The Company reviews it's long term assets and the impairment pursuant to SFAS No. 121 "Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." SFAS No. 121 establishes criteria for the recognition and measurement of impairment loss associated with long-lived assets.

INCOME TAXES

The Company accounts for deferred income taxes using the liability method in accordance with SFAS No. 109. Deferred income taxes are computed based on the tax liability or benefit in future years of the reversal of temporary differences in the recognition of income or deduction of expenses between financial and tax reporting purposes. The net difference between income tax

                    TECHNOR INTERNATIONAL INC. AND SUBSIDIARIES
                           (A DEVELOPMENT STAGE COMPANY)

                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                      (AMOUNTS IN USD, UNLESS OTHERWISE STATED)


expense and taxes currently payable, if one existed, would be reflected in the balance sheet as deferred taxes. Deferred tax assets and/or liabilities are classified as current and non-current based on the classification of the related asset or liability for financial reporting purposes, or based on the expected reversal date for deferred taxes that are not related to an asset or liability.

EARNINGS PER SHARE

The Company calculated its earnings per share pursuant to SFAS No. 128 "Earnings Per Share" which requires the presentation of both basic and fully diluted earnings per share (EPS). Since the Company has incurred losses in both years, the diluted EPS is anti-dilutive and accordingly not presented. EPS is computed based on the loss to common stockholders and the weighted average number of shares outstanding. The weighted average numbers of shares outstanding were 2,750,000 and 4,460,417 as of June 30, 1997 and 1998, respectively.

USE OF ESTIMATES

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of expenses during the reporting periods. Actual results could differ from those estimates.

EFFECT OF RECENT PRONOUNCEMENTS

The Financial Accounting Standards Board and other standard-setting bodies have issued the following pronouncements which will be effective for fiscal years beginning after December 15, 1997, except as noted below. The Company plans to adopt these pronouncements in fiscal year 1999 and does not expect the implementation of these pronouncements to have a material impact on the Company's consolidated financial statements.

SFAS No. 130, "Reporting Comprehensive Income" established standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. The new rule requires that the Company (a) classify items of other comprehensive income by their nature in a financial statement and (b) display the accumulated balance of other comprehensive income separately from retained earning and additional paid-in capital in the equity section of the balance sheet.

SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefit" significantly changes current financial statement disclosure requirements relating to pensions and other postretirement benefits.

Statement of Position ("SOP") No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained For Internal Use" establishes standards for expensing and capitalizing internal use software.

SOP No. 98-5, "Reporting on the Cost of Start-Up Activities" generally requires that the cost of start-up activities be expensed as incurred. SOP No. 98-5 is effective for fiscal years beginning after December 15, 1998 and requires that any unamortized start-up costs be written-off and reported as the cumulative effect of a change in accounting principle.

SFAS No. 133, "Accounting for Derivatives and Hedging Activities " is effective for all fiscal quarters of all fiscal years beginning after June 15, 1999 and requires that all derivative

                    TECHNOR INTERNATIONAL INC. AND SUBSIDIARIES
                           (A DEVELOPMENT STAGE COMPANY)

                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                      (AMOUNTS IN USD, UNLESS OTHERWISE STATED)


     instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. The Company anticipates that, due to its limited use of derivative instruments, the adoption of SFAS No. 133 will not have a material effect on the Company's consolidated financial statements.

2.   TRANSACTIONS WITH WASP

     On May 26, 1998, the Company entered into an agreement with Wasp, to purchase a license for Wasp's positioning system technology and a two step option to purchase 100% of the shares in Wasp in exchange for a combination of shares of the Company and cash. The license agreement provides the exclusive rights to distribute, market, sell and promote the Technology in Sweden, Finland, Norway, and Denmark for a period of 25 years. In addition, the license grants the same exclusivity in England, Germany, France, Italy, and Spain for a period of 1 year and non-exclusive rights anywhere else in the world for a period of 25 years, with the exception of the countries south of the Sahara within Africa.

     On June 30, 1998, the Company exercised the first option and purchased 25% of the shares of Wasp. The total purchase price for the investment in Wasp, which includes the exclusive license rights is $4,250,000. The excess of the total cost of the investment in Wasp and the Company's share in Wasp's net equity is $4,236,026 as the Company's 25% share of Wasp's net equity is $13,974. Management believes that, in substance, the value of Wasp resides in the underlying technology since Wasp has only limited and approximately breakeven levels of operations. The Company's holding in Wasp is a strategic decision to gain access to the technology and to be in
     a position to influence the future development of the technology.   The
     excess of the total cost of the investment in Wasp over the Company's share in Wasp's net equity is amortized over 5 years, which is determined to be
     the useful life.   The Company's  investment in Wasp is its total exposure
     to Wasp.

     The total transaction with Wasp amounted to a share transfer of 1,950,000 of Technor's stock valued at $4 per share and $500,000 in cash. The Company's shares have not yet been issued to Wasp and its shareholders and $250,000 of the cash payment remains as a payable to Wasp shareholders at June 30, 1998.

     The cost of the option to purchase the remaining 75% of the shares of Wasp, which expires on June 30, 1999, is the market price share equivalent of the Company's stock equal to $12,000,000 as quoted plus $3,000,000 in cash.

                    TECHNOR INTERNATIONAL INC. AND SUBSIDIARIES
                           (A DEVELOPMENT STAGE COMPANY)

                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                      (AMOUNTS IN USD, UNLESS OTHERWISE STATED)


3.   SHARE SUBSCRIPTION

     In June 1998, the Company offered its securities via a Regulation S Financing at $4 per share. As of June 30, 1998, the offering subscription was closed at 775,000 shares. The shares are restricted from trading in the U.S. or to U.S. persons until July 1999. The subscription receivables which have been paid subsequent to June 30,1998 have been classified as a current asset, the remainder has been classified as a reduction of shareholders' equity.

4.   INCOME TAXES
                                                   PERIOD FROM
                                                   FEBRUARY 28,
                                                       1997          FOR THE
                                                    (INCEPTION)     YEAR ENDED
                                                      THROUGH        THROUGH
                                                   JUNE 30, 1997   JUNE 30, 1998
                                                   -------------   -------------
     Current tax expense:
     Federal                                               -              -
     State                                                 -              -

     Deferred tax expense:
     Federal                                               -              -
     State                                                 -              -

     Total tax provision                                   -              -


     Technor International Inc. did not have taxable income for the period from February 28, 1997 (Inception) through June 30, 1998 and therefore does not have income tax expense.

     Technor's wholly owned subsidiary, Cellpoint (a Swedish Corporation) had a net operating loss for the year ended June 30, 1998 and was not subject to tax in Sweden.

     The significant components of the Company's deferred income tax assets are as follows:

                                                   JUNE 30, 1997  JUNE 30, 1998
                                                   -------------  -------------
Deferred income tax assets:
Start-up costs                                      $  7,825      $ 137,747
Swedish net operating loss                                 -        124,049
Unrealized currency gain                                   -         (7,400)
Total deferred income tax asset                        7,825        254,396
Valuation allowance                                   (7,825)      (254,396)
                                                    --------      ---------
Net deferred income tax asset                       $      -      $       -
                                                    ========      =========

                    TECHNOR INTERNATIONAL INC. AND SUBSIDIARIES
                           (A DEVELOPMENT STAGE COMPANY)

                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                      (AMOUNTS IN USD, UNLESS OTHERWISE STATED)

     The Swedish net operating loss does not expire.

     Reconciliation of the effective tax rate to the U.S. statutory rate is as follows:

                                                   PERIOD FROM
                                                   FEBRUARY 28,
                                                       1997          FOR THE
                                                    (INCEPTION)     YEAR ENDED
                                                      THROUGH        THROUGH
                                                   JUNE 30, 1997   JUNE 30, 1998
                                                   -------------   -------------
     Tax expense at U.S. statutory rate                  34%            34%
     Meals and entertainment                           (1.43)         (0.37)
     Cellpoint loss (Swedish)                              -          (3.33)
     Change in federal valuation allowance            (32.57)         (30.3)
                                                     -------         ------
     Effective income tax rate                             -              -
                                                     =======         ======

5.   MACHINERY AND EQUIPMENT

     Machinery and equipment at June 30, 1997 and 1998 consisted of the following:

                                                      1997           1998
                                                    --------       --------

     Machinery and equipment                        $  3,200       $116,952
     Less: accumulated depreciation                     (135)        (6,860)
                                                    $  3,065       $110,092
                                                                   --------

6.   ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

                                                   JUNE 30, 1997  JUNE 30, 1998
                                                   -------------  -------------
     Professional fees                                     -       $113,455
     Offering costs                                        -         51,596
     Accrued vacation                                      -         16,409
     Payroll taxes and social security costs               -         18,714
     Other                                                 -         70,727
                                                           -       $270,901
                                                    ========       ========

7.   ADVANCES FROM EMPLOYEE


     Certain capital and other related expenditures were paid on the Company's behalf by two principal shareholders, also employees of the Company. There are no stated terms of repayment. Due to the expected short term nature of the advance, the amount is not currently accruing interest.

                    TECHNOR INTERNATIONAL INC. AND SUBSIDIARIES
                           (A DEVELOPMENT STAGE COMPANY)

                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                      (AMOUNTS IN USD, UNLESS OTHERWISE STATED)

8.   SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

                                                   PERIOD FROM
                                                   FEBRUARY 28,
                                                       1997
                                                    (INCEPTION)
                                                      THROUGH      YEAR ENDED
                                                   JUNE 30, 1997  JUNE 30, 1998
                                                   -------------  -------------
     CASH PAID DURING THE PERIOD FOR:
        Interest                                            -               -
        Income Taxes                                        -               -

     Non-Cash Activities
     Funds advanced for purchase of fixed assets:
        Fixed assets                                 $  3,200      $   13,759
        Advances from employee                       $ (3,200)     $  (13,759)
     Changes against equity paid directly by
     shareholders:
        Additional paid in capital                   $  1,238               -
        Advances from employee                       $ (1,238)              -

     Shares to be issued in connection with
     Wasp transaction (see Note 12)                         -      $7,800,000


9.   FINANCIAL ITEMS, NET

                                                   JUNE 30, 1997  JUNE 30, 1998
                                                   -------------  -------------
     Interest income                                   $  300       $   2,708
     Unrealized exchange gains, net                         -          21,766
     Realized exchange losses                               -          (1,237)
                                                       ------       ---------
     Total                                             $  300       $  23,237
                                                       ======       =========

10.  EMPLOYEE BENEFIT PLAN

     The Company has no benefit plans established for its employees.


11.  SHARE OPTION PLAN

     In 1998, the Company adopted a share option plan ("the Share Option Plan") for its employees, officers and directors (whether or not employees). The Share Option Plan provides for the grant of non-qualified share options. The Share Option Plan also provides that for each option granted under the Share Option Plan, the exercise price shall not be less than 100% of the fair market value of the common share on the date the option is granted. The Share Option Plan provides that options granted vest in two or three installments: the first being six to nine months, the second being one year to fifteen months, and the third being eighteen months to twenty one months after the anniversary of the date of grant, and expire no later than 10 years subsequent to the grant date.

                    TECHNOR INTERNATIONAL INC. AND SUBSIDIARIES
                           (A DEVELOPMENT STAGE COMPANY)

                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                      (AMOUNTS IN USD, UNLESS OTHERWISE STATED)


     The number of shares authorized for grants under the Share Option Plan is 1,000,000 and the number of options granted at June 30, 1998 is 405,000. As of June 30, 1998, no options were exercised.

     The following options were granted during fiscal 1998:

              Number of       Exercise
               Shares          Price           Date of issue
              ---------       --------         -------------
               125,000        $  1.00          January 5, 1998
               280,000        $  2.75          March 25, 1998
               -------
               405,000
               =======

     The Company applies SFAS No 123 and related interpretations in accounting for the Stock Option Plan. Accordingly, no compensation cost has been recognized. Had compensation cost for the Company's Stock Option Plan been determined based on the fair value at the grant dates for awards under those plans consistent with the method of SFAS No. 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

                                                  YEAR ENDED
                                                JUNE 30, 1998
                                                -------------

     Net loss                  As reported        $(812,571)
                                Pro Forma         $(941,955)

     Earnings per share        As reported        $    (.18)
                                Pro Forma         $    (.21)

     The estimated fair value of the options is charged to expense over the option's vesting period. The following assumptions were used:

                                                  YEAR ENDED
                                                JUNE 30, 1998
                                                -------------
     Expected lives (years)                            3
     Dividend yield                                    0%
     Expected volatility                              65%
     Weighted average interest rate                 4.94%

                    TECHNOR INTERNATIONAL INC. AND SUBSIDIARIES
                           (A DEVELOPMENT STAGE COMPANY)

                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                      (AMOUNTS IN USD, UNLESS OTHERWISE STATED)


12.  COMMITMENTS AND CONTINGENCIES

     A significant portion of the Company's business is conducted in currencies other than the U.S. dollar (the currency in which its financial statements are stated), primarily the Swedish krona. The Company incurs a significant portion of its expenses in Swedish krona, including all of its product development expenses and a substantial portion of its general and administrative expenses. As a result, the value of the Swedish krona relative to the other currencies in which the Company generates revenues, particularly the U.S. dollar, could adversely affect operating results. The Company does not currently undertake hedging transactions to cover its currency exposure.

     The Company rents an office under an operating lease agreement, which commenced on April 15, 1998 and expires March 1999 but is cancelable with two months notice. Rental expense amounted to $0 and $13,590 for 1997 and 1998, respectively.

     The Company has received a compliance statement from Wasp confirming that all software and hardware of the Technology is Year 2000 compliant.

13.  SUBSEQUENT EVENTS

     Subscription receivables of $2,346,667, as described in Note 3, have been paid subsequent to year-end. The remaining $120,000, which has been classified as a reduction in shareholder's equity, remains outstanding.

     In September 1998, a communications link directly into Comviq's SMS-C (Short Message Service Center) was installed, which makes the CellPoint Server System in Sweden fully installed and operational. Comviq is one of Sweden's three GSM operators.

     AU-System Mobile AB and CellPoint completed a study showing the viability of the CellPoint System to work not only in the CellPoint purpose-designed terminal, but also in normal handheld Cellular phones using the AU-System standard product AviSim OTA (Over the Air Subscriber Identity Module). This would make it possible to position a cellular telephone in CellPoint's system. AU-System is the market-leading supplier of software products in the area of SIM card (Subscriber Identity Module) management and value-added services to GSM operators with a customer base exceeding 35 operators. It's main shareholders are Ericsson (41%) and Telia (47%).

     Mr. Christer Forsstrom has been appointed as the new CEO of CellPoint and member of The Board of Directors of Technor and CellPoint. Mr. Forsstrom was previously CEO of TV4 a Swedish national broadcasting company and has a long international experience as former Executive Vice President of the multinational corporation Electrolux.

     Mr. Bengt Nordstrom has been appointed to the Board of Directors of Technor and CellPoint. Mr. Nordstrom is currently the Chief Technology Officer and Executive Director of SmarTone Telecommunications Ltd., a cellular network operator in Hong Kong. Among Mr. Nordstrom's other experiences are six years with Ericsson Telecom AB and five years with Comviq GSM AB, where he was Project Director for building the GSM network. He is currently a member of the Executive Committee of the GSM MoU Association.

                   TECHNOR INTERNATIONAL INC. AND SUBSIDIARIES
                          (A Development Stage Company)

                     Consolidated Balance Sheet (Unaudited)
                  Q1, 1999 (July 1, 1998 - September 30, 1998)
                             Prepared by management
                                (Amounts in USD)


(unaudited) (1$ = 8 SEK)                               September 30, 1998       June 30, 1998
ASSETS                                                    $                       $

Current assets:
Cash and cash equivalents                                   2,203,693                 764,603
Stock subscription receivables                                120,000               2,346,667
Option for shares in Wasp                                   4,050,000               4,050,000
Prepaid expenses                                               28,669                  40,653
Other receivables                                             165,800                  70,814
Total current assets                                        6,568,162               7,272,737
                                                          -----------             -----------

Long-term assets
Investment in Wasp                                          4,250,000               4,250,000
Machinery and equipment                                       103,690                 110,092
Total long-term assets                                      4,353,690               4,360,092
                                                          -----------             -----------

TOTAL ASSETS                                               10,921,852              11,632,829

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
Accrued expenses and other current liabilities                132,008                 270,901
Accounts payable                                               76,158                 247,040
Due to shareholders of Wasp                                                           250,000
Advances from employee                                         44,366                 151,554
Total current liabilities                                     252,532                 919,495
                                                          -----------             -----------

Total liabilities                                             252,532                 919,495
                                                          -----------             -----------

Stockholders' equity:
Common stock                                                    7,440                   6,665
Shares subscribed                                                                         775

Additional paid in capital                                 11,662,123              11,662,123
Cumulative translation adjustment                                                         363
Accumulated deficit                                        (1,120,243)               (836,592)

Less: Subscriptions receivable (30,000 shares)               (120,000)               (120,000)

Total shareholder's equity                                 10,669,320              10,713,334
                                                          -----------             -----------

TOTAL LIABILITIES AND
STOCKHOLDERS EQUITY                                        10,921,852              11,632,829

               The accompanying notes are an integral part of the
                        consolidated financial statements

                   TECHNOR INTERNATIONAL INC. AND SUBSIDIARIES
                          (A Development Stage Company)

                Consolidated Statements of Operations (Unaudited)
                  Q1, 1999 (July 1, 1998 - September 30, 1998)
                             Prepared by management
                                (Amounts in USD)


(unaudited) (1$ = 8 SEK)                         For the three months ended
                                                     September 30, 1998
Sales, net                                                    --
Cost of sales                                                 --
                    Gross profit                              --

Selling, general an administrative expenses               (264,593)
Depreciation                                                (8,373)
              Total operating expenses                    (272,966)

Loss from operations                                      (272,966)

Net interest  (including exchange loss)                    (10,685)

                      Net loss                            (283,651)

           Net loss per share (undiluted)                    (.038)

         Weighted average shares outstanding             7,440,000


               The accompanying notes are an integral part of the
                        consolidated financial statements

                   TECHNOR INTERNATIONAL INC. AND SUBSIDIARIES
                          (A Development Stage Company)

                Consolidated Statements of Cash Flows (Unaudited)
                  Q1, 1999 (July 1, 1998 - September 30, 1998)
                             Prepared by management
                                (Amounts in USD)


(unaudited)  Exchange rate 1$ = 8 SEK              For the three months ended
                                                       September 30, 1998
                                                          $
Cash flows from operating activities:
                          Net loss                          (283,651)
Adjustments to reconcile net loss to
net cash used in operating activities:
Translation adjustment
Depreciation                                                   8,373

Effects of changes in operating assets
and liabilities:
         Stock subscription receivables                    2,346,667
Subscription receivables                                     120,000
Prepaid expenses                                              11,984
Other receivables                                            (94,986)
Accrued expenses and other current liabilities              (139,256)
Accounts payable                                            (170,882)
Due to shareholders of Wasp                                 (250,000)
Advances from employee                                      (107,188)

Net cash used in operating activities                      1,441,061

Cash flows from investing activities:
Capital expenditures                                          (1,971)

Net cash used in investing activities                         (1,971)

Cash flows from financing activities:

Net cash provided by financing activities                       --

Increase in cash and cash equivalents                      1,439,090
Cash and cash equivalents, beginning of period               764,603

Cash and cash equivalents, end of period                   2,203,693



               The accompanying notes are an integral part of the
                        consolidated financial statements

                   Notes to Consolidated Financial Statements
                                   (Unaudited)


         Unaudited Interim Financial Information

                  The accompanying consolidated financial statements are unaudited, but include all adjustments (consisting only of normal recurring adjustments) which are, in the opinion of management, necessary for a fair presentation of the financial position at such dates and the operations and cash flows for the periods then ended. The financial information is presented in a condensed format, and it does not include all of the footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles. Operating results for the periods ended September 30, 1998 is not necessarily indicative of results that may be expected for the entire year. The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities and reported amounts of revenue and expenses during the reporting period. Actual results could differ materially from such assumptions and estimates. The accompanying financial statements and related footnotes should be read in conjunction with the Company's audited financial statements for June 30, 1998.


         The Company

General

Technor International Inc., a development stage company ("Technor "or" the Company"), was incorporated in the state of Nevada on February 28, 1997. Technor has licensed a GSM (Global System for Mobile Communications) positioning system technology ("the Technology") from a South African Company which can be used for a variety of positioning and telematics applications including locating vehicles, management of security and alarm systems, surveillance of rented objects as well as for remote control of industrial equipment.

On January 16, 1998, Technor formed a wholly-owned subsidiary in Sweden, CellPoint Systems AB ("CellPoint"). CellPoint is Technor's commercial arm focusing primarily on, but not limited to, Europe.

Technor owns 25 percent of Wasp International Ltd. ("Wasp"), the South African company that developed and has ownership rights to the Technology.

CellPoint and Wasp are collaborating on the further development as well as the marketing, selling, and distribution supporting the technology which, in Europe, is referred to as the CellPoint system.

Development Stage Activities

Technor is marketing and further developing the positioning and telematics applications of the CellPoint System. The CellPoint System consists of three parts: the terminal, the positioning server and the positioning programs. The GSM network handles the communication between the terminal and the server system. The positioning server system enables the use of the Internet or fixed lines as information carriers.

The Company has not earned revenues to date from its planned activities. As such, the Company is still in a development stage and falls under the provisions of U.S. Statement of Financial Accounting Standards ("SFAS") No. 7, "Accounting and Reporting by Development Stage Enterprises."

Cash and Cash Equivalents, Accounts and Interest Receivable

Changes between receivables and cash are due to the stock subscription receivables from June 30 being paid.

Accounts Payable

Movement in accounts payable is mainly due to payment for the purchase of 25 percent of Wasp International Ltd. ("Wasp") and 5% commissions payable from the $3.1 million Regulation S financing in June. Several other items in accounts payable were also paid in the quarter.

Supplemental Disclosures of Cash Flow for the three months ending
September 30, 1998

Cash flow from operating activities:                       $(275,278)

Posted loss for the quarter ended September 30, 1998:      $ 283,651

Included in this total was an exchange rate loss booked at $16,814 in connection with the Regulation S Financing and depreciation of $8,373. The other monthly expenditures were comprised of labor averaged at $47,000, rent at $2,000, $5,000 for telephone services, $4,000 for printing and promotion, $500 for transfer agent fees, $1,000 for bank fees, $2,000 for marketing and cost of goods sold, $6,000 for travel and entertainment, $16,500 for professional services, and the $2,000 balance for miscellaneous office expenses

The company is operating sales and marketing through the wholly-owned subsidiary, CellPoint Systems AB, from leased office facilities in Sollentuna, Sweden. The number of employees at September 30, 1998 was eleven (11).

Earnings per Share

The company calculates earnings per share based on SFAS No. 128, "Earnings Per Share". Basic earnings per share are calculated using the average number of common shares outstanding. Potentially dilutive shares resulting from stock options have been excluded from the computation of diluted earnings per share for the three months ended September 30, 1998 as they are antidilutive. The number of common stock options outstanding at September 30, 1998 that could be potentially diluted are 650,000.

ITEM 14.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

          None.


ITEM 15.  FINANCIAL STATEMENTS AND EXHIBITS

          (a) LIST OF FINANCIAL STATEMENTS FILED AS PART OF THE REGISTRATION STATEMENT.

               The financial statements required to be filed and as listed below may be found under the response to Item 13 of this Registration Statement.

                     CONSOLIDATED FINANCIAL STATEMENTS (AUDITED)
                       FOR THE FISCAL YEAR ENDED JUNE 30, 1998

Report of Independent Accountants

Consolidated Balance Sheets as of June 30, 1997 and 1998

Consolidated Statements of Operations for the period from February 28,1997
     (Inception) through June 30, 1997 and for the year ended June 30, 1998

Consolidated Statements of Shareholders' Equity for the period from February 28,
     1997 (Inception) through June 30, 1997 and for the year ended June 30, 1998

Consolidated Statements of Cash Flows for the period from February 28, 1997
     (Inception) through June 30, 1997 and for the year ended June 30, 1998

Notes to the Consolidated Financial Statements


                    CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
                   FOR THE FISCAL QUARTER ENDED SEPTEMBER 30, 1998

Consolidated Balance Sheets

Consolidated Statements of Operations

Consolidated Statements of Cash Flows

Notes to Consolidated Financial Statements

          (b)                                                EXHIBITS

          The documents required to be filed and as listed on the Index to Exhibits below follow immediately after the signatures below.

Exhibit No.    Description of Exhibit
-----------    ----------------------

3.1            Articles of Incorporation

3.2            By-Laws

10.1 License Agreement, dated as of May 26, 1998, between Wasp International (Pty) Ltd. and Technor International, Inc.

10.2 Shareholders Agreement, dated as of May 26, 1998, between Gerrit van Urk, Albert van Urk, Guy Redford, Technor International, Inc. and Wasp International (Pty) Ltd.

10.3           Option Agreement

10.4           Share Sale Agreement

10.5           Stock Incentive Plan

27             Financial Data Schedule

                                      SIGNATURES

          In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   TECHNOR INTERNATIONAL, INC.
                                   (Registrant)


Date: December 23, 1998            By:  /s/ PETER HENRICSSON
                                        Peter Henricsson
                                        Chairman, CEO and President

















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